SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Pacific Internet Limited

(Name of Subject Company)

Pacific Internet Limited

(Name of Persons Filing Statement)

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number of Class of Securities)

Deborah Foo, Vice President, Group Legal

89 Science Park Drive, #01-07 The Rutherford, Singapore 118261

Tel: (65) 6771 0884

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a Copy to:

Ashok K. Lalwani

Baker & McKenzie.Wong & Leow

Millenia Tower, #27-01

1 Temasek Avenue

Singapore 039192

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Items 1 through 8.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on May 16, 2007, as amended by Amendment No. 1 on Schedule 14D-9/A filed on May 25, 2007 (as amended, the “Schedule 14D-9”), by Pacific Internet Limited. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

(A)	Independent Directors’ Recommendations

The third paragraph of Section 5(b) (Background) of the Circular is amended and supplemented by the deletion of such paragraph and the insertion of the following paragraphs:

“On 12 January 2007, the Offeror’s Singapore counsel wrote to the Company proposing that the Offeror and the Company jointly submit a Long Form Consolidation Application to the IDA in connection with the Offer. Under the Singapore Code of Practice for Competition in the Provision of Telecommunication Services 2005, IDA’s approval is required for the acquisition of an ownership interest in a licensee that would result in the acquiring party holding an ownership interest in the licensee of at least 30 percent. As part of this process, the Company and the acquiring party are required to submit a Consolidation Application. A Short Form Consolidation Application is filed with IDA to approve a consolidation if (i) the consolidation is a horizontal consolidation that will not result in the post-consolidation entity having more than a 15 percent share in the telecommunication market in Singapore; or (ii) the consolidation is a non-horizontal consolidation in which none of the applicants has more than a 25 percent share of any telecommunication market, whether in Singapore or elsewhere, in which it participates. In all other situations other than (i) and (ii) above, a Long Form Consolidation Application would be filed with the IDA, which has more informational requirements than the Short Form Consolidation Application. In the case of the Offer, the Offeror informed the Company that it would be submitting a Long Form Consolidation Application. The Company also believed that the use of the Long Form Consolidation Application was appropriate. The basis was that IDA had previously estimated that entities within the Offeror’s group of companies had a market share of above 40% of the current lit submarine capacity from Singapore to the Asia-Pacific region. The requirements for the submission of a Short Form Consolidation Application were therefore not met. The IDA did not object to the use of the Long Form Consolidation Application when it was jointly submitted by the Offeror and the Company.

“Part of the requirement for a Long Form Consolidation Application requires both the Company and the Offeror to provide a statement that is a “clear, accurate and comprehensive description of the Consolidation, a good faith assessment of the likely impact of the Consolidation on competition in the telecommunication market in Singapore and a discussion of why approval of the Consolidation would or would not serve the public interest” (“Statement”). In order to provide this Statement required by IDA, it necessitated both parties to jointly submit the Long Form Consolidation Application. The Offeror and the Company engaged CRA International to provide a comprehensive analysis of the impact of the proposed Consolidation on competition in the Singapore telecommunications market and any attendant impact on public interest, based on information provided by both the Offeror and the Company. A copy of the report prepared by CRA International was tendered to IDA in connection with the Statement. While both parties provided this Statement jointly, each party did not have sight of the other party’s confidential information. Instead, only IDA and CRA International were given access to the confidential information of both parties and the parties made this Statement having relied on the conclusions arrived at by CRA International in its report.”

The second paragraph on page 19 of the Circular is amended and supplemented by the deletion of such paragraph and the insertion of the following paragraph:

“In March 2007, MediaRing Ltd wrote to the Company proposing that MediaRing Ltd and the Company jointly submit a Consolidation Application to the IDA as MediaRing Ltd was evaluating the situation and its position with regard to its investment in the Company, including the possibilities of: (i) undertaking a competing offer for the Company or (ii) holding on to its current stake in the Company or (iii) disposing of its current stake in full or in part, whether in the Offer or otherwise. While the Board was considering MediaRing Ltd’s proposal, it learned that MediaRing Ltd had already submitted a separate Short Form Consolidation Application. Accordingly, the Board had to decide whether to file a separate Short Form Consolidation Application (this was the form used by MediaRing this time as well as when it made its pre-conditional voluntary general offer for the Company in 2006, as opposed to the Long Form Consolidation Application) with IDA (given that MediaRing Ltd had already filed its separate application and a joint filing would no longer be possible) or not file any application at all as it understood that it was not under any legal obligation to file such application with IDA. The Board decided that it would be in the Shareholders’ interest to file a separate Short Form Consolidation Application and the Company did so on 3 April, 2007. With IDA’s approval obtained on 17 April, 2007, in the event that MediaRing chose to put in a competing bid for the Company, it would be able to do so without having to wait for IDA approval. Subsequent to the IDA’s approval on 17 April 2007, the Company has not received any further information from MediaRing Ltd, although it did initiate a meeting with MediaRing Ltd on 16 May 2007, as discussed below.”

The fourth paragraph of on page 19 of the Circular is amended and supplemented by the deletion of such paragraph and the insertion of the following paragraph:

“Subsequent to the Offeror’s announcement of its intention to make the Offer on 11 April 2007, the Company announced on 11 April 2007 that the Board had formed an independent board committee (“Independent Board Committee”) consisting of three of the Independent Directors to facilitate the processing of matters relating to the Offer. The members of the Independent Board Committee are Mr Sajjad Ahmad Akhtar, Mr Stephen William Berger and Dr Neil Robert Jones. The duties of the Independent Board Committee included overseeing the appointment of the IFA that was required to be appointed by the Company under the Singapore Code in connection with the Offer and making a recommendation to the Independent Directors with regard to the engagement of such IFA, overseeing the work of the IFA, liaising with regulatory authorities such as IDA, the Securities Industry Council, Monetary Authority of Singapore and the SEC with regard to items relating to the Offer, making a recommendation to the Independent Directors with regard to the Offer and providing periodic updates to the Independent Directors. Under its terms of reference, the Independent Board Committee was not empowered to solicit other offers. Further, any report provided by the Independent Board Committee to the Independent Directors with regard to the Offer could have contained any range of recommendations and findings, including that the sale of the Company was or was not in the best interests of the shareholders. However, any findings of the Independent Board Committee were not binding on the Board or the Independent Directors, and the Independent Directors would be required to arrive at their own conclusions with regard to the Offer.”

(B)	Intention of Directors, Executive Officers and Affiliates

The first paragraph under Section 5.2 (Intention of Directors, Executive Officers and Affiliates) on page 21 of the Circular is amended and supplemented by the deletion of such paragraph and the insertion of the following paragraph:

“Save as disclosed below, the Company has no information, after due inquiry, that any executive officer, Director, affiliate or subsidiary of the Company currently intends to tender or sell under the Offer, the PacNet Shares that are held of record or beneficially owned by such person. In addition, the Company has no information, after due inquiry, that any Director or executive officer currently intends to accept the Options Proposal in respect of any Options currently owned by them.”

Item 9. Exhibits

Exhibit No.	Description
(a)(2)(i)	Circular to Shareholders dated May 16, 2007*

(a)(2)(ii)	Letter to Shareholders dated May 16, 2007*

(a)(5)(i)	Media Release dated May 16, 2007*

*	Filed previously as an exhibit to Schedule 14D-9 filed on May 16, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACIFIC INTERNET LIMITED

Date: June 4, 2007	By:	/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(2)(i)	Circular to Shareholders dated May 16, 2007*

(a)(2)(ii)	Letter to Shareholders dated May 16, 2007*

(a)(5)(i)	Media Release dated May 16, 2007*

*	Filed previously as an exhibit to Schedule 14D-9 filed on May 16, 2007.